February 19, 2015

Via EDGAR

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Repligen Corporation

Form 10-K for the fiscal year ended December 31, 2013

Filed March 14, 2014

File No. 000-14656

Dear Mr. Riedler:

This letter is submitted on behalf of Repligen Corporation (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) as set forth in your letter, dated February 13, 2015, and prior letter dated December 23, 2014.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10-K as filed with the Commission.

Research and Development, page 4

1. We note your response to our prior comment 2. Notwithstanding your confidential treatment for provisions and terms in the HDAC Agreement with BioMarin, we deem information regarding the parties’ rights and obligations, duration of the agreement and termination provisions to be material to investors. Accordingly, please expand your proposed disclosure to be included in future filing to provide the parties rights and obligations, duration of the agreement and termination provisions.

Mr. Jeffrey Riedler

Securities and Exchange Commission

February 19, 2015

Response to Comment No. 1:

The Company acknowledges the Staff’s comment. In future filings, the Company will expand its disclosure regarding the HDAC Agreement with BioMarin substantially as set forth below in italicized and underlined text.

HDAC Agreement with BioMarin

On January 21, 2014, we out-licensed our HDACi portfolio, which includes the Friedreich’s ataxia program, to BioMarin Pharmaceuticals Inc. Friedreich’s ataxia is an inherited disease that causes progressive damage to the nervous system resulting in symptoms ranging from impaired walking and speech problems to heart disease. Pursuant to the terms of the agreement, BioMarin agrees to use commercially reasonable efforts to commercialize HDACi portfolio product until the later of (i) the expiration of the last-to-expire valid claim of an issued and unexpired patent or pending patent application claiming a compound included in the agreement or (ii) 10 years. Under the terms of the agreement, Repligen received an upfront payment of $2 million in January 2014 from BioMarin and we have the potential to receive up to $160 million in future milestone payments for BioMarin’s development, regulatory approval and commercial sale of portfolio compounds included in the agreement. These potential milestone payments are approximately 37% related to clinical development and 63% related to initial commercial sales in specific geographies. In addition, Repligen is eligible to receive royalties on sales of qualified products developed. The royalty rates are tiered and begin in the mid-single-digits for the first HDACi portfolio product and for the first non-HDACi portfolio product with lesser amounts for any backup products developed under the agreement. Repligen’s receipt of these royalties is subject to customary offsets and deductions. There are no refund provisions in this agreement. Royalties under this agreement are paid on a country-by-country basis during the period beginning on the first commercial sale of a compound in such country, until the later of: (i) the expiration of exclusivity period granted by a governmental authority to prevent the entry of generic product into such country; (ii) the expiration of the last-to-expire valid claim of an issued and unexpired patent or pending patent application claiming such compound in such country; or (iii) ten years following the first commercial sale of such HDACi portfolio product in any country. Royalty payments on products derived from the compounds included in the agreement are calculated by multiplying net sales of such product for the calendar year by an applicable royalty rate based on incremental net sale amounts.

2. We note your response to our prior comment 3. Notwithstanding your confidential treatment request for cessation provisions of royalties, we deem information relating to the duration of the agreement to be material to investors. Accordingly, please expand your proposed disclosure to be included in future filings to provide the expiration date of the last to expire patent and the “predetermined time” referenced in your disclosure on which the payment of royalties is based.

Mr. Jeffrey Riedler

Securities and Exchange Commission

February 19, 2015

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the Company’s Current Report on Form 8-K, filed on January 30, 2015, in which the Company discloses that, on January 26, 2015, the Company received from Pfizer a notice of termination for convenience under the SMA Agreement. In light of the termination of the SMA Agreement, in future filings, the Company will modify its disclosure regarding the SMA Agreement with Pfizer substantially as set forth below in italicized and underlined text.

SMA Agreement with Pfizer

On December 28, 2012, we entered into an exclusive worldwide licensing agreement (the “License Agreement”) with Pfizer to advance the SMA program, which is led by RG3039 and also includes backup compounds and enabling technologies. Under the terms of the License Agreement, we received $5 million from Pfizer as an upfront payment on January 22, 2013 and a $1 million milestone payment on September 4, 2013. Pursuant to this License Agreement, Pfizer assumed full responsibility for the SMA program, including the conduct of the clinical trials necessary for any product approvals. On January 26, 2015, Pfizer issued to us a notice of its termination of the License Agreement for convenience, effective as of April 26, 2015.

Patent, Licenses and Proprietary Rights, page 6

3. We note your response to our prior comment 5. Please expand your proposed disclosure to provide the expected expiration date if your HDAC inhibitors patent application is granted.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment. In future filings, the Company will expand its disclosure regarding its HDAC patent applications substantially as set forth below in italicized and underlined text:

On January 21, 2014, the Company out-licensed its HDAC Inhibitor (HDACi) portfolio to BioMarin Pharmaceuticals Inc. The Company’s outlicensed HDACi portfolio included patent applications in the United States as well as patent applications in the EU, Canada, Japan and Australia. Patents, if any, that are granted based on these patent applications are expected to expire from 2029 to 2032.

*    *    *

Mr. Jeffrey Riedler

Securities and Exchange Commission

February 19, 2015

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler

Securities and Exchange Commission

February 19, 2015

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 781-419-1862 or by e-mail at jsnodgres@repligen.com or Arthur R. McGivern by phone at 617-642-5702 or by email at amcgivern@goodwinprocter.com.

Sincerely,

/s/ Jon Snodgres
Name:	Jon Snodgres
Title:	Chief Financial Officer

Cc:	Walter C. Herlihy

Repligen Corporation

Arthur R. McGivern

Courtney M. Gaughan

Goodwin Procter LLP